UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 333-134218-01

(Check One): ☒ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form N-SAR

For Period Ended: _December 31, 2006_
    ☐Transition Report on Form 10-K
    ☐Transition Report on Form 20-F
    ☐Transition Report on Form 11-K
    ☐Transition Report on Form 10-Q
    ☐Transition Report on Form N-SAR
For the Transition Period Ended: ______
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to the accountants’ attestation report related to the report on assessment of compliance with the servicing criteria of New Century Mortgage Corporation, which is required to be filed as an exhibit to the annual report on Form 10-K with respect to the Issuing Entity.

PART I
REGISTRANT INFORMATION

Carrington Mortgage Loan Trust, Series 2006-NC3

(Issuing Entity)

Stanwich Asset Acceptance Company, L.L.C.

(Exact Name of Depositor as Specified in its Charter}

Carrington Securities, LP

(Exact Name of Sponsor as Specified in its Charter)

Former name if applicable

Seven Greenwich Office Park
599 West Putnam Avenue

Address of principal executive office (Street and Number)

Greenwich, Connecticut 06830

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file a complete Annual Report on Form 10-K for the fiscal year ending December 31, 2006 without reasonable effort or expense because of the failure to receive the Item 1122 attestation report (the “Attestation Report”) required by Regulation AB for New Century Mortgage Corporation ("New Century"), the servicer of the mortgage loans under the pooling and servicing agreement.

New Century is contractually obligated to provide the Registrant with an Attestation Report by one or more registered public accounting firms related to its assessment of compliance.  New Century is in breach of those obligations. The Registrant has taken the following measures in an attempt to obtain New Century’s Attestation Report meeting the Item 1122 requirements: held numerous conferences with New Century’s senior management to discuss the implications of not delivering the Attestation Report and all possible alternatives. Despite these measures, the Registrant has been informed by senior management of New Century that the Attestation Report will not be delivered by New Century on or prior to the 10-K filing deadline.

New Century Financial Corporation, an affiliate of New Century Mortgage Corporation, owns a significant percentage of the limited liability company interest in Carrington Capital Management, LLC, an affiliate of the sponsor. However, neither the Registrant nor New Century Mortgage Corporation controls the other and they are not under common control.

The Registrant cannot obtain a compliant Attestation Report from New Century through any other steps available to it without unreasonable effort or expense. The Registrant is continuing to work with New Century and its senior management to obtain the Attestation Report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Diane Citron (Name)	(203) (Area Code)	661-6186 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

 If so : attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stanwich Asset Acceptance Company, L.L.C.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2 , 2007	By: /s/ Bruce M. Rose Bruce M. Rose President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).